July 19, 2024

Robert P. Fishman
Chief Financial Officer
Pentair plc
Regal House, 70 London Road
Twickenham, London, TW13QS
United Kingdom

       Re: Pentair plc
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 20, 2024
           File No. 001-11625
Dear Robert P. Fishman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology